PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-133007 Dated April 29, 2008 (To the Prospectus dated April 5, 2006 and Prospectus Supplement dated October 12, 2007)

100% Principal Protection Absolute Return Barrier Notes
Investment Strategies for Uncertain Markets
HSBC USA Inc. $30,504,820 Notes linked to the S&P 500® Index due on or about April 28, 2009

Investment Description

100% Principal Protection Absolute Return Barrier Notes are notes issued by HSBC USA Inc. (“HSBC”) linked to the performance of the S&P 500® Index (the “index”). The notes provide an opportunity to hedge your exposure to the stocks constituting the index while benefiting from any moderately positive or moderately negative performance of the index. If the index never closes a certain percentage above or below the index starting level (which percentage we refer to as the ‘‘absolute return barrier’’ and which, along with the index starting level, will be determined on the trade date), at maturity, per note you will receive the principal amount plus a return based on the absolute value of the return on the index from, and including, the trade date to, and including, the final valuation date (the “observation period”). Otherwise, at maturity you will receive only your principal amount.

Features

❑
Hedging Opportunity—You have the potential to hedge your exposure to the constituent stocks of the index while benefiting from any moderately positive or moderately negative performance over the 12-month term of the notes.

❑
Potential for Equity-Linked Performance—If the index never closes above the upper index barrier or below the lower index barrier during the observation period, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.

❑	Preservation of Capital—At maturity, you will receive a cash payment equal to at least 100% of your principal amount.

❑	Diversification—The notes provide diversification within the equity portion of your portfolio through exposure to the S&P 500® Index.

Key Dates

Trade Date	April 25, 2008
Settlement Date	April 30, 2008
Final Valuation Date	April 23, 2009
Maturity Date	April 28, 2009

Note Offering

These preliminary terms relate to a note linked to the index with an absolute return barrier. The notes are offered at a minimum investment of $1,000.

Notes	Absolute Return Barrier	Index Starting Level	Upper Index Barrier	Lower Index Barrier	CUSIP	ISIN
Notes linked to the S&P 500® Index	15.37%	1,397.84	1,612.69	1,182.99	40428H565	US40428H5651

See “Additional Information about HSBC USA Inc. and the Notes” on page 2. The notes offered will have the terms specified in the accompanying base prospectus dated April 5, 2006, the accompanying prospectus supplement dated October 12, 2007, and the terms set forth herein. See “Key Risks” on page 7 and the more detailed “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement for risks related to the notes and the index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The notes will not be listed on any U.S. securities exchange or quotation system. See “Supplemental Plan of Distribution” on page 11 for information relating to the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	$10.00	$0.125	$9.875
Total	$30,504,820.00	$381,310.25	$30,123,509.75

CALCULATION OF REGISTRATION FEE
TITLE OF CLASS OF SECURITIES OFFERED	MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE (1)
100% Principal Protection Absolute Return Barrier Notes linked to the S&P 500® Index due April 28, 2009	$30,504,820.00	$1,198.84
(1)	Calculated in accordance with Rule 457(r) of the securities act of 1933, as amended.

UBS Financial Services Inc.	HSBC USA Inc.

Additional Information about HSBC and the Notes

This pricing supplement relates to one note offering linked to the index identified on the cover page. The index referred to in this pricing supplement is a reference asset as defined in the prospectus supplement. The purchaser of a note will acquire a security linked to the index. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates to the index identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the index, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated October 12, 2007. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 7 of this pricing supplement and in “Risk Factors” beginning on page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Prospectus supplement dated October 12, 2007:
www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

♦	Prospectus dated April 5, 2006:
www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc. References to the “prospectus supplement” mean the prospectus supplement dated October 12, 2007 and references to “accompanying prospectus” mean the HSBC USA Inc. prospectus, dated April 5, 2006.

Investor Suitability
The notes may be suitable for you if:
♦    You seek a 12-month investment with a return linked to the absolute return of the index, provided the performance of the index does not breach the absolute return barrier during the observation period.
♦    You seek an investment that offers 100% principal protection on the notes when held to maturity.
♦    You believe the performance of the index will be moderately positive or moderately negative over the observation period, and that the closing level of the index is unlikely to exceed on any scheduled trading day the upper index barrier or the lower index barrier.
♦    You are willing to forego dividends paid on the stocks included in the index.
♦    You do not seek current income from this investment.
♦    You are willing to hold the notes to maturity, and you are aware that there may be little or no secondary market for the notes.
♦    You are willing to invest in the notes based on the absolute return barrier indicated on the front cover hereof.

The notes may not be suitable for you if:
♦    You believe the performance of the index will not be moderate and may exceed the range of the upper index barrier or the lower index barrier on a scheduled trading day over the observation period.
♦    You seek an investment that is exposed to the full potential appreciation of the index, without a cap on the maximum gain on the return of the notes.
♦    You prefer to receive the dividends paid on any stocks included in the index.
♦    You seek current income from this investment.
♦    You are unable or unwilling to hold the securities to maturity.
♦    You seek an investment for which there will be an active secondary market.

Final Terms

Issuer	HSBC USA Inc. (Aa3/AA-)[1]
Principal Amount (per note)	$10
Term	12 months
Payment at Maturity (per note)	Principal amount plus the variable return
Variable Return
A) If the closing level of the index is never greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, your variable return will equal the product of your principal amount multiplied by the absolute index return, calculated as follows:
($10.00 x Absolute Index Return)
or
B) If the closing level of the index is greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, regardless of what the index ending level is, your variable return will equal:
0%

Absolute Index Return	Absolute value of: Index Ending Level — Index Starting Level Index Starting Level
Index Starting Level	1,397.84, representing the closing level of the index on the trade date.
Index Ending Level	The closing level of the index on the final valuation date.
Closing Level
The closing level on any scheduled trading day during the observation period will be the closing level of the index as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on Bloomberg Professional® service page “SPX <INDEX>.”

Observation Period	The period starting on, and including, the trade date and ending on, and including the final valuation date.
Upper Index Barrier	1,612.69, representing 115.37% of the index starting level.
Lower Index Barrier	1,182.99, representing 84.63% of the index starting level.

Determining Payment at Maturity

You will receive a cash payment at maturity equal to the principal amount of your notes or $10 per note.

The absolute return barrier limits your potential upside return. However, the absolute return barrier also allows you to benefit from both positive and negative performance if the closing level of the index is never greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period. If the closing level of the index is greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, you will receive only your principal amount.

1 HSBC USA Inc. is rated Aa3 by Moody’s and AA- by Standard & Poor’s. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the trading level of the index, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the notes.

Illustrative Examples and Return Table of the Notes at Maturity

The following examples are provided for illustrative purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the level of the index relative to its index starting level. We cannot predict the index ending level of the index on the final valuation date or the closing level of the index on any other scheduled trading day. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the index. All prices in the illustrative examples are denominated in USD and rounded to the nearest penny.

The following examples and table illustrate the payment at maturity for a $10.00 note on a hypothetical offering of the notes, with the following assumptions:

Principal Amount:	$10.00 (per note)
Index Starting Level:	1,397.84
Principal Protection:	100% at maturity
Term:	12 months
Absolute Return Barrier:	15.37%
Upper Index Barrier:	1,612.69, which is 15.37% above the index starting level
Lower Index Barrier:	1,182.99, which is 15.37% below the index starting level
Observation Period:	The period starting on the trade date and ending on, and including, the final valuation date

Example 1 — If the level of the index increases over the observation period by 12% and the closing level of the index is never greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, investors would receive a payment at maturity equal to the principal amount of each note plus the variable return, as expressed below:

Payment at maturity per $10.00 note principal amount	=	$10.00 + ($10.00 × (absolute index return))
	=	$10.00 + ($10.00 × (12%))
	=	$11.20

Example 2 — If the level of the index decreases over the observation period by 12% and the closing level of the index is never greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, investors would receive a payment at maturity equal to the principal amount of each note plus the variable return, as expressed below:

Payment at maturity per $10.00 note principal amount	=	$10.00 + ($10.00 × (absolute index return))
	=	$10.00 + ($10.00 × (12%))
	=	$11.20

Example 3 — If the closing level of the index is greater than the upper index barrier or less than the lower index barrier of on any scheduled trading day during the observation period, investors would receive $10.00 at maturity for each note regardless of the performance of the index during the observation period. If the closing level of the index is greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, investors may receive a return that is less than the return they would receive on a conventional debt offering.

		No Index Closing Outside Absolute Return Barrier**			An Index Closing Outside Absolute Return Barrier***
Index Ending Level	Index Return	Variable Return ($)*	Payment at Maturity ($)*	Return on Note (%)*	Variable Return ($)	Payment at Maturity ($)	Return on Note (%)
2,795.68	100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2,516.11	80.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2,236.54	60.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1,956.98	40.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1,612.69	15.37%	$1.54	$11.54	15.37%	$0.00	$10.00	0.00%
1,607.52	15.00%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
1,537.62	10.00%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1,467.73	5.00%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1,397.84	0.00%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
1,327.95	-5.00%	$0.50	$10.50	-5.00%	$0.00	$10.00	0.00%
1,258.06	-10.00%	$1.00	$11.00	-10.00%	$0.00	$10.00	0.00%
1,188.16	-15.00%	$1.50	$11.50	-15.00%	$0.00	$10.00	0.00%
1,182.99	-15.37%	$1.54	$11.54	-15.37%	$0.00	$10.00	0.00%
838.70	-40.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
559.14	-60.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
279.57	-80.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0	-100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%

* Numbers have been rounded for ease of analysis.
** Calculation assumes that the index never closes above the upper index barrier or below the lower index barrier on any scheduled trading day during the observation period.
*** Calculation assumes that the index closes above the upper index barrier or below the lower index barrier on at least one scheduled trading day during the observation period.

The notes are intended to be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the level of the index has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

What Are the Tax Consequences of the Notes?

The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the notes should be treated as indebtedness for U.S. federal income tax purposes. However, there are no statutory provisions, regulations, published rulings or judicial decisions specifically addressing the treatment for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, the notes should be treated as short-term debt instruments. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, it is reasonable to treat the notes in accordance with this approach.

Under certain Treasury regulations, a short-term obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price.

U.S individuals and other cash method U.S. holders that do not elect to accrue the discount should include the payments on the notes in income upon receipt. A cash method U.S. holder that does not elect to accrue the discount in income currently will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry the notes in an amount not exceeding the accrued interest until it is included in income. Under the Treasury regulations, accrual method holders and cash method holders that elect to accrue the discount currently are required to include discount on a short-term debt instrument in income as it accrues on a straight line basis, unless they elect to accrue the discount on a constant yield method based on daily compounding. However, the Treasury regulations are unclear as to how the holder of a short-term debt instrument that provides for contingent interest, such as the notes, should determine the amount of the discount. Under one approach, an accrual method U.S. holder or a cash method U.S. holder that elects to accrue the discount currently would be required to wait until the maturity of a note to determine the amount of the discount, even if the term of the note spans a taxable year. Under another approach, such a holder would apply rules analogous to the rules that apply to “contingent payment debt instruments” and would accrue discount at the issuer’s comparable yield (i.e., the yield at which the issuer would issue a fixed-rate noncontingent debt instrument with terms and conditions similar to those of the notes). Under this approach, if the actual discount received is less than the accrued discount based on the comparable yield, then the U.S. holder would first reduce the discount accrued for the year in which the interest is paid, and any remainder of the difference between the accrued discount and the actual discount received will be treated as an ordinary loss that is not subject to limitations on the deductibility of miscellaneous deductions.

Other approaches may be possible. For example, it is possible that the notes could be treated as contingent payment debt instruments as described in the Prospectus Supplement under the heading, “Certain U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes -Contingent Payment Debt Instruments.” Prospective investors should consult with their tax advisors regarding the appropriate method of accruing the discount on the notes. Prospective purchasers can obtain the comparable yield by contacting Structured Equity Derivatives - Structuring, HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018.

Accrual method and cash method U.S. holders that elect to accrue the discount currently will recognize gain or loss on the sale, exchange or other disposition of the notes, to the extent that the amount realized is more or less than its purchase price, increased by the discount previously accrued by the owner on the notes. Any such gain or loss should generally be capital gain (although if a U.S. holder has accrued income based on the issuer’s comparable yield, it is possible that any loss may first reduce the discount accrued for the year in which the interest is paid and any remainder of such loss will be treated as an ordinary loss that is not subject to limitations on the deductibility of miscellaneous deductions). The deductibility of capital losses by U.S. holders is subject to limitations. In the case of a cash method U.S. holder that does not elect to accrue the discount in income currently, any gain realized on the notes upon the sale, retirement, or exchange of the notes will be ordinary income to the extent of the discount that has accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) and has not previously been included in income through the date of the sale, retirement, or exchange.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Key Risks

An investment in the notes involves significant risks. Some of the risks that apply to the notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the notes generally in the “Risk Factors” section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

♦	The notes are principal protected only if you hold the notes until maturity — If you sell your notes prior to maturity, you may receive less than the principal amount per note.

♦
The notes will not be listed on any securities exchange or quotation system — We intend to offer to purchase the notes in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we are willing to buy the notes.

♦
The notes will not bear interest — As a holder of the notes, you will not receive periodic interest payments. The overall return you earn on your notes, if any, may be lower than interest payments you would receive by investing in a conventional fixed-rate or floating-rate debt security having the same maturity date and issuance date as the notes.

♦
The amount you receive at maturity per note may not be greater than the principal amount— If on any scheduled trading day during the observation period, the closing level of the index is greater than the upper index barrier or less than the lower index barrier, the variable return on the notes will be equal to zero. Accordingly in such a circumstance, at maturity, you would receive only the principal amount of your notes.

♦
Your ability to participate in the performance of the index is limited — Your ability to participate in the performance of the index over the term of the notes is limited to the range between, and including, the upper index barrier and the lower index barrier. Therefore, the variable return is capped at the absolute return barrier.

♦	Credit of issuer - An investment in the notes is subject to the credit risk of HSBC, and the actual and perceived creditworthiness of HSBC may affect the market value of the notes.

♦
If the closing level of the index on any scheduled trading day during the observation period is greater than the upper index barrier or less than the lower index barrier, the market value of the notes will decrease — If the closing level of the index on any scheduled trading day during the observation period is greater than the upper index barrier or less than the lower index barrier, regardless of what the index ending level is, your cash settlement value will be equal to the principal amount at maturity. As such, the market value of the notes may decline below the principal amount of the notes. If you try to sell your notes on the secondary market prior to maturity in these circumstances, you may receive less than the principal amount per note.

♦
Potential HSBC impact on price - Trading of transactions by HSBC or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index, may adversely affect the market price of the underlying index and, therefore the market value of the notes.

♦
Potential conflict of interest - HSBC and its affiliates may engage in business with the issuers of the stocks comprising the underlying index, which may presents a conflict between the obligations of HSBC and you, as holder of the notes. The calculation agent, an affiliate of the issuer, will determine the index ending level and payment at maturity based on observed levels of the underlying index in the market. The calculation agent can postpone the determination of the index ending level or the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦
Potentially inconsistent research, opinions or recommendations by HSBC - HSBC and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions or recommendations could affect the value of the underlying index or the stocks included in such index, and therefore the market value of the notes.

Market Disruption Event

If the final valuation date is not a scheduled trading day, then the final valuation date will be the next scheduled trading day. If a market disruption event (as defined below) exists on the final valuation date, then the final valuation date will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to the final valuation date on five consecutive scheduled trading days, then the fifth such scheduled trading day will none the less be the final valuation date, and the calculation agent will determine the official closing level of the index on that date by means of the formula for and method of calculating the index which applied just prior to the market disruption event, using the relevant exchange traded or quoted price of each stock in the index (or if an event giving rise to a market disruption event has occurred with respect to a stock in that index on that fifth scheduled trading day, its good faith estimate of the value for that stock). If the final valuation date is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date.

“Market disruption event” for the index means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(i) Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any security included in the index or (B) in futures or options contracts relating to the index on any related exchange; or
(ii) Any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any security included in the index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the index on any relevant related exchange; or
(iii) The closure on any scheduled trading day of any relevant exchange relating to any security included in the index or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on the exchange and (B) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

“Related exchange” means each exchange or quotation system on which futures or options contracts relating to the index are traded or any successor or temporary substitute for such exchange or quotation system (provided we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange) that has a material effect (as determined by the calculation agent) on the overall market for futures or options related to the index.

“Relevant exchange” means the primary exchange or quotation system for any security then included in the index.

“Scheduled closing time” means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each security then included in the index.

The S&P 500® Index (the “index”)

We have derived all information relating to the reference asset, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the reference asset at any time.

S&P publishes the index.

The index is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 25, 2008, 424 companies or 84.80% of the index, traded on the New York Stock Exchange and 76 companies, or 15.20% of the index, traded on The NASDAQ Stock Market. S&P chooses companies for inclusion in the index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the “NYSE”), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the index with the number of companies included in each group, as of April 25, 2008, indicated in parenthesis: Industrials (56), Utilities (31), Telecommunication Services (9), Materials (28), Information Technology (71), Energy (36), Consumer Staples (40), Consumer Discretionary (86), Healthcare (51) and Financials (92). Changes in the index are reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service on the page “SPX <INDEX>” and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The index does not reflect the payment of dividends on the stocks included in the index.

Computation of the Index

S&P currently computes the index as of a particular time as follows:

(i)	the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the “market value” of that stock);

(ii)	the market values of all component stocks as of that time are aggregated;

(iii)	the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(v)	the current aggregate market value of all component stocks is divided by the base value; and

(vi)	the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the index.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the company,

•	the substitution by S&P of particular component stocks in the index, and

•	other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value X New Market Value = New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the index.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the index and an index component’s market value.

License Agreement with Standard & Poor’s (“S&P”):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P’s in connection with some securities, including the securities.

The notes are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® to track general stock market performance. S&P’s only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC USA Inc. or the notes. S&P has no obligation to take the needs of HSBC USA Inc. or the holders of the notes into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

The graph below illustrates the performance of the index from 1/2/97 to 4/25/08, as well as the upper index barrier and the lower index barrier. The historical levels of the index should not be taken as an indication of future performance. Numbers have been rounded for ease of analysis.

The index closing level on April 25, 2008 was 1,397.84.

Certain ERISA Considerations

We urge you to read and consult the “Certain ERISA Considerations” section in the Prospectus Supplement.

Discontinuance or Modification of the Index

If the reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the index on any day on which the index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the index for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If the index is discontinued or if the reference sponsor fails to publish the index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the index ending level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the index or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating the index or a successor index, or the value thereof, is changed in a material respect, or if the index or a successor index is in any other way modified so that, in the determination of the calculation agent, the level of the index does not fairly represent the level of the index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the index or a successor index is modified so that the level of the index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust the index in order to arrive at a level of the index or the successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of, and trading in, the notes.

“Reference sponsor” means Standard and Poor’s, a division of The McGraw-Hill Companies, Inc.

Events of Default and Acceleration

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in “Final Terms” in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated absolute index return. If a market disruption event exists with respect to the index on that scheduled trading day, then the accelerated final valuation date for that index will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments, if any, with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. (the “Agent”), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of this pricing supplement, which will be filed pursuant to Rule 424(b). We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.